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                             September 6, 2022

       Lisa Grow
       Chief Executive Officer
       IDACORP, Inc.
       1221 W. Idaho Street
       Boise, ID 83702

                                                        Re: IDACORP, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Response dated
August 25, 2022
                                                            File No. 001-14465

       Dear Ms. Grow:

              We have reviewed your August 25, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 12, 2022 letter.

       Response dated August 25, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       39

   1. We note your response to prior comment 2 and reissue in part. Clarify for us how you considered providing
disclosure that specifically identifies any material past capital expenditures for
climate-related projects. Provide us with quantitative information for each of the years
covered by your Form 10-K.
   2. Your response to prior comment 3 states that you have not experienced reputational risks associated with
operations that produce GHG emissions. Please expand your disclosure to discuss the potential
adverse consequences to your reputation resulting from your
                                                        operations that produce
greenhouse gas emissions.
 Lisa Grow
IDACORP, Inc.
September 6, 2022
Page 2
3. We note your response to prior comment 4 and reissue in part. Please tell us whether changes to the cost of insurance are expected for periods subsequent to the periods included in your Form 10-K.
       You may contact Michael Purcell at 202-551-5351 or Karina Dorin at 202-551-3763 with any questions.



                                                          Sincerely,
FirstName LastNameLisa Grow
                                                          Division of
Corporation Finance
Comapany NameIDACORP, Inc.
                                                          Office of Energy &
Transportation
September 6, 2022 Page 2
cc:       Cheryl Thompson
FirstName LastName